		James M. Halley Q.C., 2	David W. Buchanan, Q.C.	Derek J. Mullan, Q.C.
		R. Stuart Wells	M. Douglas Howard	W.W. Lyall D. Knott, Q.C.
		William A. Ruskin, 1	Patrick A. Williams	Alexander Petrenko
		Bernard Pinsky, 4	Roy A. Nieuwenburg	William C. Helgason
		William D. Holder	Nigel P. Kent, 1	Douglas W. Lahay
		David W. Kington	Diane M. Bell	Anne L.B. Kober
		R. Brock Johnston	Neil P. Melliship	Kenneth K.C. Ing, 11, 13
		Darren T. Donnelly	Mark S. Weintraub	Neo J. Tuytel
		Ross D. Tunnicliffe	Kevin J. MacDonald	Don C. Sihota
		James A. Speakman	Kerstin R. Tapping	Ethan P. Minsky, 6, 7, 9
		Brock H. Smith	Nicole M. Byres	John C. Fiddick
		D. Lawrence Munn, 8	R. Glen Boswall	Hannelie G. Stockenstrom, 12
		Bonnie S. Elster	Virgil Z. Hlus, 4	Samantha Ip
		Jonathan L.S. Hodes, 1, 5	William L. Macdonald, 8	Aaron B. Singer
		L.K. Larry Yen, 10	Peter M. Tolensky	Thea L. Koshman, 1
		Tony Fogarassy	Allyson L. Baker, 3	Warren G. Brazier, 4
		Amy A. Mortimore	Veronica P. Franco	Krista Prockiw
		Brent C. Clark	Jane Glanville	Keri T. Grenier
		Sean D. Vanderfluit	Richard T. Weiland	Adam I. Zasada
		Andrea M. East	Cam McTavish	Steve Veitch
Reply Attention of	Virgil Z. Hlus	Lisa D. Hobman	Valerie S. Dixon	Jonathan C. Lotz
Direct Tel.	604.891.7707	Dianne D. Rideout	Tasha L. Coulter	David J. Fenrich
EMail Address	vzh@cwilson.com	Kari Richardson	Vikram Dhir, 1	Adam M. Dlin
Our File No.	28340-0001 / CW1074730.2	Sarah W. Jones	Michal Jaworski	Shauna K. Towriss

Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

	Canada	United States	International
	1 Alberta	4 California	11 Hong Kong
	2 Manitoba	5 Colorado	12 South Africa
	3 Ontario	6 District of Columbia	13 United Kingdom
7 Florida
8 New York
9 Virginia
March 6, 2007		10 Washington

BY EDGAR AND COURIER

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	John P. Nolan, Accounting Branch Chief
Lisa Haynes, Senior Staff Accountant

Dear Sirs:

Re:	Cathay Merchant Group, Inc.
Form 10-K for the period ended July 31, 2005
Form 10-Q for the quarter ended September 30, 2006
File No. 001-16283

          We refer to your letter of February 16, 2007 with respect to the Form 10-K for the period ended July 31, 2005 and the Form 10-Q for the quarter ended September 30, 2006 filed by our client, Cathay Merchant Group, Inc. (the "Company").

          We have keyed our responses to your comments in your letter dated February 16, 2007.

Form 10-KSB for the period ended July 31, 2005

Notes to Consolidated Financial Statements

Note 1. Business Description and Summary of Significant Accounting Policies

Purchase Option Agreements, page 32

1.	The Company undertakes to provide an expanded discussion of the following in its future filings:

the expiration dates of each purchase option agreement;

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  how it determines the carrying amount of the purchase option agreements at each balance sheet date; and

  annual expenses incurred under separate lease contracts to lease the land, building, and equipment which are subject to the purchase option agreements (which will be disclosed for each period in which the purchase option agreement remains in effect but unexercised).

2.

Attached are copies of the two purchase option agreements and the corresponding lease agreements. The Company will include as exhibits on its next Form 10-KSB the two purchase option agreements and the corresponding lease agreements.

3.

Paragraph 13 of SFAS 142 states "The amount of an intangible asset to be amortized shall be the amount initially assigned to that asset less any residual value." It goes on to state "(b) the residual value can be determined by reference to an exchange transaction in an existing market for that asset and that asset and that market is expected to exist at the end of the asset's useful life." The Company considered the residual value of the two purchase option agreements would be the same as their carrying value up to their expiration dates. Therefore, the amount that needed to be amortized was zero. In other words, the purchase option agreements have a finite life, but do not lose value over the life (unless the value of the related property decreased, which would indicate an impairment).

4.

In order to take ownership of the land, building and equipment, the Company would need to pay €6,450,000 (€3,050,000 for one and €3,450,000 for the other) as an exercise price. Future filings will include this information.

5.

The Company’s auditors are now examining its financial statements for December 31, 2006. The Company will provide the numbers once they have been audited. The Company does not anticipate an impairment to the value of the options at December 31, 2006.

Revenue Recognition, page 33

6.

The Company's return policy is governed by the provisions of the German Civil Code and the German Commercial Code. It stipulates that the seller has to transfer the product free from defects in materials and workmanship to the purchaser.

To be deemed free from defects, the product has to be of the quality the two parties agreed on in their contract, when being transferred.

If the product is not free from defects, during the warranty period of two years German law offers four possible claims to the purchaser:

  Subsequent improvements or subsequent delivery to the choice of the purchaser. Other options for the purchaser only arise if the seller subsequently fails to perform his contractual duty.

  After unsuccessfully requesting improvements of the product, the purchaser may withdraw from the contract, in which case a full cash refund is mandatory and the product has to be returned to the seller.

  Instead of withdrawing, the purchaser may as well keep the product and consider a reduction of the purchase price.

Furthermore the purchaser might claim compensation for the non-performance of the sale.

Once an order has been placed by the purchaser and accepted by the seller the purchaser has no legal right to withdraw from the contract, unless the seller fails to perform his duties. A mutual cancellation is subject to the acceptance of the seller and depends on the individual situation.

Return Pattern

			Loss after
Period	No. of returns	Credit note	Scrap sales
		In USD	In USD
		(thousands)	(thousands)
Year ended 7/31/2005	17	22	17
5 months ended 12/31/2005	75	255	190
Year ended 12/31/2006	325	801	536

7.	KHD Humboldt Wedag International Ltd. (“KHD”) and its subsidiaries have the same rights and obligations as the ultimate end users.

8.	KHD did not add any substantial value or make any substantial changes for the product the Company sells.

Note 2. Business Combination, page 36

9.

No favorability or unfavorability of operating lease agreements was determined at the date of acquisition. Lease rates were not significantly different than market lease rates at the time of acquisition.

Form 10-QSB for the period ended September 30, 2006

Management’s Discussion and Analysis

Application of Critical Accounting Policies, page 13

10.	The Company performed an impairment test for long-lived assets before a goodwill impairment test.

11.

The Company performed the long-lived assets and goodwill impairment tests as of July 31, 2005, December 31, 2005 and 2006 for the year ended July 31, 2005, five months ended December 31, 2005 and year ended December 31, 2006, respectively.

12.

The Company determined a reporting unit as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and the Company's management regularly reviews the operating results of that component. The Company's long-lived assets primarily consist of property, plant and equipment.

13.

The Company compares the carrying value of the purchase option agreements with the difference between predetermined prices to purchase certain land, building and equipment in the agreements and the market price of those properties, on at least an annual basis. Any impairment would be charged to the results of operations in the period in which the impairment is determined.

          Should you have any questions, please do not hesitate to contact Virgil Hlus at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/cjb
Encl.

cc:	Cathay Merchant Group, Inc. Attn: Michael Smith